UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 1, 2009

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated April 29, 2009 of Global Ship Lease, Inc. (the “Company”) reporting that the Company has entered into a waiver agreement with respect to its $800 million credit facility. The agreement is attached hereto as Exhibit II.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: May 1, 2009	By:	/s/ Ian J. Webber

Exhibit I

Investor and Media Contact: Tyler Wilson

The IGB Group

646-673-9701

Global Ship Lease Provides Update on Credit Facility and First

Quarter 2009 Dividend

LONDON, April 29, 2009 – Global Ship Lease, Inc (NYSE: GSL, GSL.U GSL.WS), a containership charter owner, announced today that due to current challenges in the ship valuation environment and as a pre-emptive measure against potential issues under loan-to-value covenants in its US$ 800 million credit facility, the Company has signed an agreement to waive for two months the requirement under the credit facility to submit vessel valuations, which were next due on April 30, 2009 and undertake the consequent loan-to-value test. Accordingly, the Company has entered negotiations with its lenders until June 30, 2009, during which time it expects to finalize an amendment to the credit facility. In connection with the agreement for a two month waiver, Global Ship Lease will not pay dividends to common shareholders during this period and intends to review its dividend policy at the end of this period. The facility will bear an interest margin of 2.75% for the two month period.

Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “This agreement was secured in response to the current disruption in the containership sale and purchase market and resulting difficulty in receiving meaningful vessel valuations when many ship brokers have suspended issuing such valuations. We will work closely with our bank group over the next two months to further amend our credit facility. Importantly, all of our contracts continue to perform as expected and our charter hire remains current. We anticipate that operating income for First Quarter 2009 will be in excess of $13 million compared to $10 million for Fourth Quarter 2008, reflecting a full quarter’s contribution from the four vessels we purchased in December. Further, our entire operating fleet is secured to time charters with an average remaining term of approximately 10 years, positioning the Company to continue to generate predictable and stable cash flows going forward. Global Ship Lease’s total contracted revenue is currently $1.6 billion.”

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to world class container liner companies.

Global Ship Lease currently owns 16 vessels and has contracted to purchase an additional three vessels. The Company has a contract in place to purchase an additional vessel for $82 million from CMA CGM, which is expected to be delivered in July of 2009 and also has contracts in place to purchase two newbuildings from German interests for approximately $77 million each which are scheduled to be delivered in the fourth quarter of 2010.

Once all of the contracted vessels have been delivered by the end of 2010, Global Ship Lease will have a 19 vessel fleet with total capacity of 74,797 TEU and a weighted average age at that time of 7.4 years and an average remaining charter term of approximately eight years. All of the vessels including those contracted for future delivery are fixed on long-term charters.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of the future growth of the shipping industry, including the rate of annual demand growth in the international containership industry;

•	future payments of dividends and the availability of cash for payment of dividends;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	Global Ship Lease’s ability to repay its credit facility and grow using the available funds under its credit facility;

•	assumptions regarding interest rates and inflation;

•	change in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including discharge of pollutants and vessel collisions;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into long-term, fixed-rate charters;

•	Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations; and

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Exhibit II

From:	Fortis Bank (Nederland) N.V.
Fortis Syndicated Loans Agency
Coolsingel 93
3012 AE Rotterdam
The Netherlands

(in this capacity the Facility Agent for and on behalf of the Lenders)

To:	Global Ship Lease, Inc.
Trust Company Complex,
Ajeltake Road
Ajeltake Island, Majuro
Marshall Islands
MH 96960
(as Representative Borrower for itself and each of the Borrowers identified as such in Addendum No.2 (as defined below, the Borrowers))

29 April 2009

Dear Sirs

USD800,000,000 Revolving Credit Agreement dated 10 December 2007 as amended by Addendum No.1 dated 10 December 2007 and Addendum No.2 dated 10 February 2009 (Addendum No.2) (the Credit Agreement)

1.	Introduction

1.1	We refer to:

(a)	the Credit Agreement entered into between the Representative Borrower and the other Borrowers (identified as such in Addendum No.2), Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DnB NOR Bank ASA and Sumitomo Mitsui Banking Corporation, Brussels Branch (as Mandated Lead Arrangers), the Lenders (identified as such in Addendum No.2) and us (as Facility Agent);

(b)	the waiver request dated 23 April 2009 submitted by the Representative Borrower to the Facility Agent in terms of which the Representative Borrower requested a standstill period during which the obligation in respect of the provision of Valuations pursuant to clause 18.2(d) of the Credit Agreement and the testing of the Leverage Ratio pursuant to clause 16.15(c) of the Credit Agreement will be suspended (the Waiver Request).

1.2	Each of the Lenders comprising the Majority Lenders have consented to the Waiver Request subject to the conditions set out in this letter.

1.3	Save as otherwise defined in this letter, capitalised terms defined in the Credit Agreement have the same meaning when used in this letter.

2.	Waiver and amendment

2.1	In consideration of the Borrowers, through the countersignature of the Representative Borrower upon this letter, agreeing to the conditions set out in paragraph 2.2 below, the Lenders agree as follows:

(a)	the obligation of the Representative Borrower to procure and deliver to the Facility Agent a Valuation in respect of each Vessel, dated with a date in April 2009, in accordance with clause 18.2(d) (Delivery of Valuations) of the Credit Agreement is hereby waived from (and including) 30 April 2009 to (and including) 30 June 2009, or such later date as may be agreed between the Lenders and the Borrowers as a result of the consultations referred to in paragraph 2.2(a) below (the Waiver Period) so that the obligation becomes one to provide a Valuation in respect of each Vessel dated with a date on or before the end of the Waiver Period.

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(b)	the right of the Facility Agent under clause 16.15(c) (Partial prepayment or additional security) to test the Leverage Ratio on 30 April 2009 and 31 May 2009 is hereby waived until the final day of the Waiver Period.

2.2	The waivers contained in Clauses 2.1(a) and 2.1(b) above are given by the Lenders on the terms and subject to the following conditions, namely that during the Waiver Period:

(a)	each party to this letter shall consult in good faith with a view to finding an arrangement acceptable to the Borrowers and the Lenders to deal with the requests set out in the letter of 14 April 2009 from the Representative Borrower to the Facility Agent;

(b)	notwithstanding the provisions of clause 16.9 (Payment of dividends) of the Credit Agreement, the Representative Borrower does not declare or pay any dividend or declare or make any other distribution (whether by loan or otherwise) to any shareholder of the Representative Borrower. This paragraph (b) shall not apply to any payment made by the Representative Borrower to CMA CGM in its capacity as charterer or ship manager of any of the Vessels nor to any payment by the Representative Borrower to CMA CGM of interest in respect of the preference shares held by CMA CGM in the Representative Borrower; and

(c)	notwithstanding the definition of Margin in the Credit Agreement, the Margin shall be 2.75 per cent per annum.

2.3	Clause 2.2(a) does not in any way limit the rights of any Finance Party or the obligations (as varied by the terms of this letter) of the Borrowers under the Finance Documents.

2.4	The obligation of the Facility Agent under paragraph 2.2(a) is simply one to consult with the Representative Borrower in good faith. The Facility Agent, acting alone, is not obliged to take any step or agree to any waiver of, or amendment to, any Finance Document or agree to any other matter. The Representative Borrower acknowledges that the Facility Agent will not, in any event, agree to take any such step or reach any other agreement without the instructions of the Majority Lenders or, as the case may be, depending on the nature of the step or arrangement, all of the Lenders.

3.	Reservation of rights

This letter does not constitute a waiver of any right or remedy other than in relation to the specific waivers expressly given under this letter.

4.	Credit Agreement

Except as expressly waived or amended by this letter, the Credit Agreement remains unamended and in full force and effect.

5.	Finance Document

This letter shall be deemed to be a Finance Document (as defined under the Credit Agreement).

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6.	Governing law

6.1	This letter and any non-contractual obligations arising out of or in connection with it, is governed by English law.

6.2	The provisions of clause 37 (Enforcement) of the Credit Agreement apply to this letter as if set out in full herein, save that the parties further irrevocably submit to the jurisdiction of the Courts of England and Wales in connection with any dispute relating to any non-contractual obligations arising out of or in connection with this letter.

Yours faithfully,

FOR

FORTIS BANK (NEDERLAND) N.V. as Facility Agent for and on behalf of the Lenders

By:

Form of acknowledgement

We agree to the above

FOR

GLOBAL SHIP LEASE INC
as Representative Borrower for itself and on behalf of the other Borrowers

By:

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